March 23, 2016

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Ellie Quarles, Special Counsel

Re:	Province of Ontario

Registration Statement under Schedule B

Filed March 1, 2016

File No. 333-209852

Form 18-K for Fiscal Year Ended March 31, 2015

Filed December 21, 2015, as amended January 15, 2016,

January 19, 2016, January 21, 2016, January 29, 2016,

and March 1, 2016

File No. 002-31357

Dear Ms. Quarles:

This letter responds to the comment letter dated March 18, 2016 (the “Comment Letter”) from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned registration statement under Schedule B (the “Registration Statement”) and Form 18-K (the “Form 18-K”). On behalf of the Province of Ontario (the “Province”), we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments from the Comment Letter in bold-faced type below, followed by our responses.

Registration Statement under Schedule B

1.	Please file legality opinions from U.S. counsel and Canadian counsel. We note that you included an opinion as required by the fiscal agency agreement from Canadian legal counsel as part of Exhibit 99.6 to Amendment No. 4 to the Form 18-K filed on January 29, 2016. For guidance regarding legality opinions, please refer to Staff Legal Bulletin No. 19.

The Province respectfully submits that it has complied with the requirements of item (14) of Schedule B on page II-1 of the Registration Statement, by agreeing to furnish a copy of the opinion of counsel in respect to the legality of an issue of securities in an amendment to the Province’s Form 18-K. This is consistent with the procedures described in the Province’s No-Action Letter dated May 7, 1992. As per item (14) of Schedule B and such No-Action Letter, at the time an offering of securities is made to the public pursuant to the Registration Statement, the Province shall file its legality opinion on an amendment to the Form 18-K, and such amendment shall be incorporated by reference in the Registration Statement.

Where You Can Find More Information, page 3

2.	Please specifically incorporate by reference all amendments to Form 18-K filed and disclose the filing dates of each amendment.

In response to the Staff’s comment, the Province has revised page 3 of the Registration Statement to specifically incorporate by reference the amendments to the Form 18-K and disclose the filing dates of each such amendment.

Canadian Income Tax Considerations, page 8

3.	Please delete the statement “[t]his summary is of a general nature only.”

In response to the Staff’s comment, the Province has revised page 8 of the Registration Statement to delete the statement “[t]his summary is of a general nature only.”

Authorized Agent, page 12

4.	Please revise to include a toll-free telephone number or advise.

In response to the Staff’s comment, the Province has revised page 12 of the Registration Statement to include the toll-free telephone number of the Authorized Agent.

Form 18-K for Fiscal Year Ended March 31, 2015

General

5.	To the extent possible, please update all statistics and information included or incorporated by reference in the registration statement and the Form 18-K to provide the most recent data.

In response to the Staff’s comment, the Province advises the Staff that the Registration Statement and Form 18-K, and the documents incorporated by reference therein, include the most recent data available to the Province.

6.	In connection with the presentation of economic statistics, to the extent material and not addressed elsewhere (e.g., the 2016 Ontario Budget), please provide a relevant narrative discussion, such as addressing the underlying causes of changes indicated by the statistics.

In response to the Staff’s comment, the Province believes that the Form 18-K, together with information in the amendments thereto, specifically the 2016 Ontario Budget, contain the information that is material to investors.

7.	Please include a map that shows the Province’s location in Canada and with respect to other countries.

In response to the Staff’s comment, the Province has filed amendment no. 6 to the Form 18-K with the Commission on March 23, 2016, which includes a map that shows the Province’s location in Canada and with respect to other countries. The Province will include such map in its Form 18-K beginning with the fiscal year ending March 31, 2016.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

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We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 360-2974 or to Kevin Roggow at (416) 360-2981.

Sincerely,

/s/ Jason R. Lehner
Jason R. Lehner

cc:	Opallycia A. Kandelas

Director, Capital Markets Operations

Capital Markets Division

Ontario Financing Authority

Province of Ontario

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